Exhibit 12.1

Statement Regarding Computation of Ratio of Earnings to Fixed Charges

	Year Ended Dec. 30, 2006		Year Ended Dec. 31, 2005		Year Ended Jan. 1, 2005		Year Ended Jan. 3, 2004		Year Ended Dec. 28, 2002
Income before income tax expense	$17,535		$13,240		$5,421		$24,687		$24,505
Add:
Interest expense	40,651		38,976		45,790		26,535		23,940
Amortization of deferred financing costs	2,830		2,791		2,358		4,670		2,686
Portion of rents representative of the interest factor	1,359		1,197		1,137		1,054		986

Income as adjusted	$62,375		$56,204		$54,706		$56,946		$52,117

Fixed charges:
Interest expense	40,651		$38,976		$45,790		$26,535		$23,940
Amortization of deferred financing costs	2,830		2,791		2,358		4,670		2,686
Portion of rents representative of the interest factor	1,359		1,197		1,137		1,054		986

Fixed charges	$44,840		$42,964		$49,285		$32,259		$27,612

Ratio of earnings to fixed charges	1.4	x	1.3	x	1.1	x	1.8	x	1.9	x